SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _________

Commission file numbers 1-2116 and 000-50408

SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

(Full title of the Plan)

ARMSTRONG WORLD INDUSTRIES, INC.

ARMSTRONG HOLDINGS, INC.

2500 Columbia Avenue Lancaster, Pennsylvania 17604

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

SAVINGS AND INVESTMENT PLAN OF ARMSTRONG WORLD INDUSTRIES, INC.

March 28, 2006	By:	/s/ R. Scott Webster

R. Scott Webster, Secretary of the Retirement Committee

Item 1

Report of Independent Registered Public Accounting Firm

The Retirement Committee

Armstrong World Industries, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Savings and Investment Plan of Armstrong World Industries, Inc. (the Plan) (formerly known as the Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc) as of September 30, 2005 and 2004 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, on December 6, 2000, Armstrong World Industries, Inc., the Plan’s sponsor, filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Savings and Investment Plan of Armstrong World Industries, Inc. as of September 30, 2005 and 2004 and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

March 2, 2006

Philadelphia, Pennsylvania

Item 2

SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Statements of Net Assets Available for Benefits

September 30, 2005 and 2004

	September 30,
	2005	2004
Assets:
Investments in master trust (see Note 2):
Cash equivalents	—	$12,160,581
Shares of registered investment companies	$210,307,903	189,476,059
Interest in common/collective trusts	142,055,441	130,619,743
Armstrong Holdings, Inc. Common Stock	1,605,600	1,209,211
Participant loans	4,953,051	4,403,056

Total investments in master trust	358,921,995	337,868,650
Investments in employee stock ownership funds (see Note 2):
Cash equivalents	5,155,330	111,733
Allocated Armstrong Holdings, Inc. Common Stock	4,443,183	3,187,117
Unallocated Armstrong Holdings, Inc. Common Stock	—	2,752,632

Total investments in employee stock ownership funds	9,598,513	6,051,482
Interest and other receivables	15,590	141

Total assets	368,536,098	343,920,273

Liabilities:
Guaranteed ESOP notes	142,158,150	142,158,150
Interest and tax penalty	15,458,029	15,458,029
Accrued interest	139,874,693	105,137,207

Total liabilities	297,490,872	262,753,386

Net assets available for benefits	$71,045,226	$81,166,887

See accompanying notes to the financial statements.

Item 3

SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Statements of Changes in Net Assets Available for Benefits

Years Ended September 30, 2005 and 2004

	Year Ended September 30,
	2005	2004
Additions to net assets attributed to:
Employee contributions	$20,003,045	$18,737,849
Employer contributions	6,018,314	5,131,022

	26,021,359	23,868,871
Dividends	9,506,984	8,272,157
Interest on loans	190,622	198,887
Interest income	85,244	1,121
Net appreciation in fair value of investments	25,602,198	16,274,791
Restorative payments pursuant to settlement agreements	—	1,023,170

	35,385,048	25,770,126

Total additions	61,406,407	49,638,997

Reduction in net assets attributed to:
Benefits paid to participants	36,716,159	36,502,029
Deemed distributions of participant loans	6,411	9,046
Fees	48,935	102,083
Interest expense	34,737,486	30,680,148
Net transfers to other employee benefit plans	19,077	101,873

Total reductions	71,528,068	67,395,179

Net decrease	(10,121,661)	(17,756,182)
Net assets available for benefits:
Beginning of year	81,166,887	98,923,069

End of year	$71,045,226	$81,166,887

See accompanying notes to the financial statements.

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements

September 30, 2005 and 2004

(1)	Plan Description

The Savings and Investment Plan of Armstrong World Industries, Inc. (“the Plan”) is a defined contribution plan established for the purpose of providing participants a means for long-term savings intended for the accumulation of retirement income. The Plan, known as the Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc. prior to March 1, 2005, is comprised of two parts—Retirement Savings Plan and Employee Stock Ownership Plan (ESOP). Each part has its own set of participant accounts and investment funds. On December 6, 2000 Armstrong World Industries, Inc. (“Armstrong”) filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware in order to use the court-supervised reorganization process to achieve a resolution of its asbestos-related liability. On December 6, 2000 Armstrong filed a motion with the bankruptcy court to allow Armstrong to continue making contributions to the Plan. The motion was approved by the bankruptcy court. Management does not anticipate that Armstrong’s bankruptcy filing will have an adverse impact on the operations of the Plan. See Note 13 for further discussion of Chapter 11 events.

(a)	Retirement Savings

Separate balances are maintained for contributions made by or on behalf of a participant. The balances in each fund reflect the participants’ contributions together with dividends, interest, other income, and realized and unrealized gains and losses allocated thereon.

Each participant may have up to seven accounts that make up the participant’s total balance:

Sheltered account – Participants can contribute from 1% to 40% of pretax compensation as deferred compensation, as permitted under Section 401(k) of the Internal Revenue Code.

Standard account – Participants may contribute from 1% to 10% of after-tax compensation.

Rollover account – Participants may invest any untaxed amounts rolled over from another tax-qualified, employer-sponsored plan, qualified annuity contracts, tax-deferred annuity plans, governmental deferred compensation plans, and individual retirement arrangements.

Retirement savings match account – This account holds any cash match amount contributed by Armstrong beginning in December 2000. Armstrong contributes an amount equal to 50% of the first 6% of each participant’s sheltered account contributions for all Armstrong salaried and salaried production employees. For employees hired on or after January 1, 2005, the company match has been increased to 100% of the first 4% of employee sheltered account contributions and 50% of the next 4% of employee sheltered account contributions. In addition, Armstrong salaried and salaried production employees hired before January 1, 2005 were offered a one-time opportunity to discontinue accruing benefits under Armstrong’s Retirement Income Plan and become eligible for the enhanced company match, effective July 1, 2005. This account also holds any amount contributed by Armstrong before cash matching contributions were discontinued in 1990 (formerly referred to as the Old Match account).

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

Age 50 catch-up account – Participants who are age 50 or older may make “catch-up” contributions, subject to the annual limits on catch-up contributions specified in the Internal Revenue Code.

AWP profit sharing account – This account holds discretionary profit sharing money contributed by Armstrong for certain employees.

Tax-deductible account (MIRA) – This account holds any contributions made to the Plan before January 1, 1987. No new contributions can be made to this account.

Participants have an immediate 100% vested interest with respect to their contributions and are fully vested with regard to any Armstrong contributions in the retirement savings match account attributable to matching contributions made before December 1, 2000. Participants have a 100% vested interest in Armstrong amounts contributed to their retirement savings match account made on or after December 1, 2000 upon completion of five years of service. On June 25, 2002, the Plan was amended such that all participants actively employed on or after October 1, 2002 will become 100% vested in Armstrong amounts contributed to their retirement savings match account upon completion of three years of service. Participants who were former participants in the Armstrong Wood Products Salaried Employees’ Profit Sharing Plan, the Hartco Flooring Co. Retirement Savings Plan and the Robbins Hardwood Flooring, Inc. Employees’ Retirement Savings Plan and were hired prior to and actively employed on January 1, 2003 are fully vested with regard to any Armstrong contributions. Participants who were former participants in the Armstrong Wood Products Salaried Employees’ Profit Sharing Plan, the Hartco Flooring Co. Retirement Savings Plan and the Robbins Hardwood Flooring, Inc. Employees’ Retirement Savings Plan but were not actively employed on January 1, 2003 will become vested based upon the requirements of those predecessor plans (maximum vesting period of five years).

(b)	Stock Ownership

The ESOP portion of the Plan has three accounts maintained for each eligible member for contributions and allocations of shares of Armstrong Holdings, Inc. common stock from the Unallocated Armstrong Holdings, Inc. Common Stock Fund. Effective December 1, 2000, all regular contributions and allocations to these accounts ceased.

Exchange account – Participants who elected to reduce their pre-tax compensation in amounts ranging from 1% to 6% had these contributions credited to an Exchange Account. Contributions to the Exchange Account were invested in Armstrong Holdings, Inc. common stock.

Match account – The Plan matched a portion of the contributions made to the Exchange Account with additional shares of Armstrong Holdings, Inc. common stock. The matching amounts were recorded in participants’ Match Accounts. The match percentage, either 50% or 75%, was determined by the closing stock price on the last day of the allocation period.

Equity account – Eligible participants also received shares of Armstrong Holdings, Inc. common stock in their Equity Account. The Equity Account was intended to provide a source of funds to replace certain retiree medical benefits which were phased out in conjunction with the adoption of the ESOP.

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

All participants have a 100% vested interest in the full value of their Exchange Account. Interest in the Equity and Match Accounts vests after five years of service. On June 25, 2002, the Plan was amended such that all participants actively employed on or after October 1, 2002 will become 100% vested in their Equity and Match Accounts upon completion of three years of service.

Amounts forfeited by participants are first used to pay administrative expenses and then to reduce future Armstrong contributions under the Plan.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis. Certain prior year amounts have been reclassified to conform to the current year presentation.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates recorded.

(b)	Investments in Master Trust

The money market and managed income portfolios are stated at cost, which approximates fair value. The value of the participant loans represents the unpaid principal of employee loans. The value of all other investments is based on quoted market price.

Securities transactions are recognized on the settlement date (the date on which payment for a buy or sell order is made or received), since adjustment to a trade-date basis would not be material. Dividend income is recorded on the ex-dividend date.

Deemed distributions occur when active participants default on their loans. Their loans are in default due to failure to make the required repayments or their loans mature and have not been repaid in full.

Employee Stock Ownership Funds

Investments in the Employee Stock Ownership Funds represent shares of Armstrong Holdings, Inc. common stock valued at quoted market price. Cash equivalents are stated at cost, which approximates fair value.

During the plan year ended September 30, 2005, Armstrong’s Retirement Committee approved the sale of the remaining unallocated Armstrong Holdings Inc. common stock. These shares were sold between December of 2004 and April 2005.

(c)	Expenses

All legal, accounting and most administrative expenses associated with Plan operations are paid by Armstrong.

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

(3)	Investments in Master Trust

(a)	Retirement Savings Funds

Assets are held in a Master Trust administered by Fidelity Management Trust Co., as Trustee, and are segregated into twenty-four investment options.

The following is a brief description of the investment funds to which Plan participants may elect to allocate their contributions. Participants should refer to fund prospectuses for more complete information regarding the investment funds.

1.	Spartan US Equity Index Fund – This fund is principally a portfolio of common stocks constructed and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard & Poor’s Composite Index of 500 stocks.

2.	Fidelity Magellan Fund – This fund invests in common stocks of companies having substantial growth prospects as determined by independent investment managers.

3.	Fidelity Low-Priced Stock Fund – This fund seeks capital appreciation through investments primarily in U.S. and foreign low-priced stocks that may be undervalued, overlooked or out of favor. This fund was closed to new investors on July 30, 2004.

4.	Fidelity Retirement Money Market Portfolio – This fund invests in short-term (less than one year maturity) fixed income instruments such as U.S. Treasury Bills, bank certificates of deposit, and high grade commercial paper. Effective February 28, 2005, the fund was no longer offered as an investment option. The remaining balance was transferred to the Fidelity Managed Income Portfolio II, Class 3 fund on March 1, 2005.

5.	Fidelity Managed Income Portfolio II, Class 3 – This fund is a commingled pool of the Fidelity Group Trust for 401(k) plans which is comprised of high-quality fixed income investment contracts.

6.	MSIF Global Value Equity Portfolio – This fund invests in a diversified selection of stocks throughout the world. It seeks to increase the value of the investment over the long term through growth of capital.

7.	Armstrong Holdings, Inc. Common Stock – Amounts invested in this fund, along with dividend earnings thereon, are invested in Armstrong Holdings, Inc. common stock. Common stock shares held by the fund at September 30, 2005 and 2004 were 726,516 and 839,730, respectively. On May 1, 2000, Armstrong Holdings, Inc. acquired the stock of Armstrong World Industries, Inc. An indirect holding in Armstrong World Industries, Inc. makes up substantially all of the assets of Armstrong Holdings, Inc. As of December 19, 2000, the Plan was amended to eliminate this investment option effective with contributions made on or after December 27, 2000 and transfers processed on or after January 1, 2001.

8.	Fidelity Overseas Fund – This fund invests in securities of issuers whose principal business activities are outside the U.S. Investments may include common stock and securities convertible into common stock, as well as debt instruments.

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

9.	Fidelity OTC Portfolio – This fund invests in securities traded in the over-the-counter securities market with the objective of maximizing capital appreciation. Over-the-counter securities include common and preferred stocks, securities convertible into common stock, warrants, and debt instruments.

10.	Davis New York Venture Fund – This fund invests primarily in stocks of large U.S. companies with a market capitalization of at least $10 billion, with prospects for long-term sustainable growth.

11.	Fidelity Diversified International Fund – This fund invests primarily in common stocks of foreign companies. Foreign investments, especially those in emerging markets, involve greater risk and may offer greater potential returns than U.S.

12.	Goldman Sachs Mid-Cap Value – This fund invests at least 80% of its net assets in a diversified portfolio of equity investments in mid-cap issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell Midcap® Value Index at the time of investment.

13.	MSIF Trust Mid Cap Value Portfolio – This fund seeks to invest in undervalued common stocks of mid-sized companies with a strong potential for increase in share price. It seeks to provide above-average long-term returns.

14.	MSIF Trust Value Portfolio – This fund seeks to provide above average long-term returns by investing mostly in common stocks of large companies that are considered undervalued.

15.	Fidelity Equity Income Fund – This fund has a primary objective of seeking reasonable income levels by investing at least 80% of total assets in income producing equity securities, which tends to lead to investments in large cap “value” stocks. The fund may also invest in other types of equity securities and debt securities, including lower-quality debt securities.

16.	Fidelity Intermediate Bond Fund – This fund has a primary objective of seeking high current income by investing in U.S. dollar-dominated investment grade debt securities with maturities between three to ten years. The Lehman Brothers Intermediate Government/Corporate Bond Index is used as a guide in structuring the fund and selecting the investments.

17.	Fidelity Freedom 2010 Fund – This fund seeks high total return by investing in a combination of Fidelity equity, fixed-income, and money market funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2010.

18.	Fidelity Freedom 2020 Fund – This fund seeks high total return by investing in a combination of Fidelity equity, fixed-income, and money market funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2020.

19.	Fidelity Freedom 2030 Fund – This fund seeks high total return by investing in a combination of Fidelity equity, fixed-income, and money market funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2030.

20.	Fidelity Freedom 2040 Fund – This fund seeks high total return by investing in a combination of Fidelity equity, fixed-income, and money market funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2040.

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

21.	Fidelity Freedom Income Fund – This fund seeks high current income and, as a secondary objective, capital appreciation. The fund invests in a combination of Fidelity equity, fixed-income, and money market funds using a moderate allocation strategy designed for investors already in retirement.

22.	Rainier Small/Mid-Cap Equity Portfolio – This fund seeks a high total return by investing primarily in small and mid-sized equity securities, ranging from approximately $100 million to $12 billion in market capitalization.

23.	Neuberger Berman Fasciano Investment – This fund seeks a high total return by investing in small cap companies with market capitalization of less than $1.5 billion that has the potential for increased earnings, using both the value and growth oriented investment approach.

24.	Fidelity Capital Appreciation Fund – This fund seeks a high total return by investing primarily in common stocks. The fund may invest in securities of domestic and foreign issuers. At any given time, the fund may contain “growth” stocks or “value” stocks, or a combination of both types.

Participant loans represent the unpaid principal balances of loans to Plan participants in accordance with established loan provision guidelines. At September 30, 2005, the interest rates ranged between 4.00% and 11.96%. At September 30, 2004, the interest rates ranged between 4.00% and 11.50%.

Effective March 1, 2005, the Fidelity Magellan Fund, Fidelity Overseas Fund, and MSIF Trust Mid-Cap Value Portfolio were no longer offered with respect to contributions made or transfers requested on or after March 1, 2005. Employees who were previously contributing to one or more of these funds were notified and advised to make new investment elections. Any remaining contribution elections on February 28, 2005 to invest in these funds were transferred to the corresponding fund listed below on March 1, 2005, and any balances remaining in these funds as of February 28, 2006 were transferred to the corresponding fund listed below on February 28, 2006.

Current Fund	New Fund
Fidelity Magellan Fund	Davis New York Venture Fund
Fidelity Overseas Fund	Fidelity Diversified International Fund
MSIF Trust Mid-Cap Value Portfolio	Goldman Sachs Mid-Cap Value Fund

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

The following table presents the estimated fair values of the investments of the Master Trust at September 30, 2005 and 2004 (see also Note 12):

Investment	September 30, 2005	September 30, 2004
* Spartan US Equity Index Fund	$42,342,776	$42,146,520
* Fidelity Magellan Fund	58,641,838	68,735,672
Davis New York Venture Fund	6,903,093	—
* Fidelity Low-Priced Stock Fund	17,087,409	13,470,131
* Fidelity Retirement Money Market Portfolio	—	12,160,581
* Fidelity Managed Income Portfolio II, Class 3	142,055,441	130,619,743
MSIF Global Value Equity Portfolio	3,590,173	2,953,769
• Armstrong Holdings, Inc. Common Stock	1,605,600	1,209,211
* Fidelity Overseas Fund	3,431,050	3,414,209
* Fidelity Diversified International Fund	3,007,486	—
* Fidelity OTC Portfolio	15,098,051	15,335,106
Rainier Small/Mid-Cap Fund	1,660,804	—
NB Fasciano Investment Fund	466,762	—
* Fidelity Capital Appreciation	669,839	—
MSIF Trust Mid Cap Value Portfolio	6,782,105	6,674,231
Goldman Sachs Mid-Cap Value Fund	6,141,622	—
MSIF Trust Value Portfolio	4,430,338	3,041,259
* Fidelity Equity Income Fund	7,460,863	6,879,194
* Fidelity Intermediate Bond Fund	5,545,137	4,752,863
* Fidelity Freedom 2010 Fund	10,969,048	8,810,529
* Fidelity Freedom 2020 Fund	11,128,278	9,331,074
* Fidelity Freedom 2030 Fund	1,674,544	1,146,741
* Fidelity Freedom 2040 Fund	1,060,521	562,071
* Fidelity Freedom Income Fund	2,216,166	2,222,690
Participant loans	4,953,051	4,403,056

Total investment in Master Trust	$358,921,995	$337,868,650

*	Parties-in-Interest

•	Plan Sponsor

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

The amounts of net appreciation (depreciation) in fair value of investments of the Master Trust for the years ended September 30, 2005 and 2004 are presented below (see also Note 12):

Investment	2005	2004
Spartan US Equity Index Fund	$4,064,882	$4,724,302
Fidelity Magellan Fund	5,874,555	6,381,870
Davis New York Venture Fund	321,335	—
Fidelity Low-Priced Stock Fund	2,115,432	1,091,005
MSIF Global Value Equity Portfolio	407,233	322,560
Armstrong Holdings, Inc. Common Stock	668,854	(94,992)
Fidelity Overseas Fund	759,046	348,512
Fidelity Diversified International Fund	246,969	—
Fidelity OTC Portfolio	2,493,293	597,284
Fidelity Asset Manager Fund	—	366,034
Fidelity Asset Manager: Income Fund	—	51,428
Fidelity Asset Manager: Growth Fund	—	433,375
Rainier Small/Mid-Cap Fund	174,673	—
NB Fasciano Investment Fund	26,057	—
Fidelity Capital Appreciation	42,499	—
MSIF Trust Mid Cap Value Portfolio	1,348,243	915,181
Goldman Sachs Mid-Cap Value Fund	447,202	—
MSIF Trust Value Portfolio	307,252	455,530
Fidelity Equity Income Fund	475,058	667,628
Fidelity Intermediate Bond Fund	(110,473)	(73,212)
Fidelity Freedom 2010 Fund	623,346	129,984
Fidelity Freedom 2020 Fund	1,047,188	202,866
Fidelity Freedom 2030 Fund	167,828	62,785
Fidelity Freedom 2040 Fund	100,202	8,968
Fidelity Freedom Income Fund	52,847	8,851

Net appreciation in fair value of investments	$21,653,521	$16,599,959

(b)	Stock Ownership Funds

According to the terms of the trust agreement between JPMorgan Chase Bank (“the ESOP Trustee”) and Armstrong, the ESOP Trustee manages a trust fund that has been created under the Plan and has been granted authority to purchase and sell Armstrong Holdings, Inc. common stock as is necessary to administer the Plan in accordance with its terms.

	2005	2004
Shares of Armstrong Holdings, Inc. stock held at September 30	2,010,490	4,124,826
Quoted market price per share at September 30	$2.21	$1.44
Shares held in the Allocated Armstrong Holdings, Inc. Stock Fund	2,010,490	2,213,276
Shares held in the Unallocated Armstrong Holdings, Inc. Stock Fund	—	1,911,550
Net appreciation (depreciation) in fair value during the year	$3,948,677	$(325,168)

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

(4)	Armstrong Contributions

Armstrong matches in cash, a designated percentage of each employee’s pre-tax contribution into the Sheltered Account. Armstrong also made, for Armstrong Cabinets Products salaried employees, discretionary contributions to the profit sharing portion of the Plan, which were determined by the Retirement Committee. On December 12, 2003, the Plan was amended to eliminate future discretionary profit sharing contributions effective January 1, 2004.

(5)	Guaranteed ESOP Notes and Loans Due Plan Sponsor

The shares of Armstrong Holdings, Inc. common stock held in the Plan’s Stock Ownership Accounts were purchased from Armstrong from the proceeds of the sale of Guaranteed ESOP notes in a total principal amount of $270,000,000 in 1989. Armstrong guaranteed the payment of principal and interest on the notes. The notes were scheduled to be repaid in semi-annual installments with interest per annum at 8.35% on the Series A Guaranteed Serial ESOP Notes due 1989-2001 and 8.92% on the Series B Guaranteed Serial ESOP notes due 2001-2004. At September 30, 2000, the principal amounts of the Guaranteed ESOP notes for Series A and Series B were $22,115,150 and $120,043,000, respectively. On November 22, 2000, Armstrong failed to repay $50,000,000 in commercial paper that was due. As a result, the Plan’s remaining principal balance of $142,158,150 and unpaid interest became immediately payable along with a $15,458,029 interest and tax penalty. As discussed in Note 1, Armstrong filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code on December 6, 2000. On December 15, 2000, the Plan failed to make the scheduled principal and interest payment and, in light of Armstrong’s Chapter 11 filing, Armstrong was not permitted to comply with its guarantee to pay such amounts. Subsequent to December 15, 2000, no debt service payments have been made and interest on unpaid principal, interest, and penalty accrues at contractual gross-up interest rates, 10.61% for the Series A notes and 11.32% for the Series B notes, plus 2% as stipulated in the ESOP notes. After Armstrong’s Chapter 11 filing, such interest amounts are not recorded on Armstrong’s financial statements. None of the Plan’s assets have been pledged as collateral for the Guaranteed ESOP notes.

The sources of cash used to repay the Plan’s debt were employee contributions, employer contributions, and dividends on unallocated shares. Currently, there are no employee or employer contributions being made to the ESOP portion of the Plan. On December 12, 2003 the Plan was amended to prohibit the future use of employee contributions to repay the Plan’s debt. In addition, Armstrong Holdings Inc. has not declared any dividends since July 2000.

(6)	Benefits

(a)	Retirement Savings Accounts

Under terms of the Plan, a participant (or a beneficiary) is eligible for benefits upon retirement, termination of employment, or death before retirement. Disbursement of the total amount credited to a participant’s account is payable (i) in a lump sum or (ii) in the case of retirement, partial disbursements are allowed.

In addition, an active employee may elect to withdraw all or any part of his account attributable to after-tax contributions. Before reaching age 59 1/2, an active employee may withdraw his pre-tax contributions from the Sheltered Account, provided he can demonstrate financial hardship. Such employees shall be ineligible to make contributions for a 6 month period. An active employee may elect to withdraw all or any portion of his account balance in the Tax-Deductible (MIRA) and Rollover Accounts.

Under the rules of the Plan, the participant may borrow up to the lessor of 50% of his vested balance or $50,000. The money borrowed must come from the Sheltered, Age 50 catch-up, Rollover, Standard, AWP profit sharing or Retirement Savings Match Accounts. The amount of the loan is transferred to a Loan Reserve pledged as security for the loan and is evidenced by a promissory note payable to the Plan. Interest rates are determined periodically by the Retirement Committee in accordance with prevailing interest rates. The loans are reflected in the Loan Portfolio investment fund. Loan repayments are made by payroll deductions or in a manner agreed to by the employee and the Plan Administrator. Armstrong officers are restricted from receiving loans through the Plan.

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

(b)	Stock Ownership Accounts

Upon death or any other separation from service from Armstrong, participants or their beneficiaries are entitled to receive a distribution of their vested account balances. Distributions are in the form of a lump sum cash payment or, upon request, Armstrong Holdings, Inc. common stock.

(7)	Obligation for Benefits

All the funds of the Plan are held by investing institutions appointed by Armstrong under a trust agreement or investment contract. Benefits under the Plan are payable only out of these funds. Armstrong has no legal obligation to make any direct payment of benefits accrued under the Plan. Neither Armstrong nor any investing institution guarantees the funds of the Plan against any loss or depreciation or guarantees the payment of any benefit thereunder. Although Armstrong has not expressed any intent to terminate the Plan, it may do so at any time. In case of termination or partial termination, the total amount in each employee’s account will be distributed as the Plan Administrator directs.

(8)	Eligibility

All salaried employees of Armstrong or any participating affiliated company which adopts this plan are eligible to participate in the Plan except for foreign nationals and leased employees. In addition, certain hourly employees are eligible to participate, including those employees in a collective bargaining unit where the collective bargaining agent for that unit agrees to coverage under the Plan. Eligible participants who leave Armstrong and are later reemployed can resume participation in the Plan on the date of rehire.

(9)	Diversification

Although the Plan allows all participants, regardless of age and vested status, to fully diversify their ESOP accounts, certain participants are precluded from diversifying Armstrong Holdings Inc. common stock because of Armstrong’s ongoing Chapter 11 proceedings.

(10)	Litigation

About 370 former Armstrong employees that were separated in two business divestitures in 2000 brought two purported class actions against the Retirement Committee of Armstrong, certain current and former members of the Retirement Committee, the Plan, Armstrong Holdings, Inc. and the trustee bank of the Plan. Plaintiffs alleged breach of Employee Retirement Income Security Act (ERISA) fiduciary duties and other violations of ERISA pertaining to losses in their Plan accounts, which were invested in Armstrong Holdings, Inc. common stock. An agreement was reached to settle this matter. Contributors to the settlement were Armstrong, its insurer and the trustee bank of the Plan. Armstrong made a $750,000 payment to the Plan for this matter in December 2003. The full amount of the settlement was $1,023,170 and was allocated to the Plan account balances of the approximately 370 former employees. The settlement was approved by the Bankruptcy Court on March 31, 2003 and by the United States District Court (Eastern District of PA) on June 16, 2003.

Subsequent to an audit by the United States Department of Labor (“DOL”), Armstrong was informed that the DOL was challenging the validity of the use of certain contributions to fund debt payments made by the ESOP, as provided for by the Plan. Armstrong and the DOL reached a settlement to resolve this matter with a funding to the ESOP of $1.5 million, which was paid to the Plan in December 2003 and was distributed to plan participants’ accounts in February 2004 in accordance with terms of the agreement. Of the $1.5 million total settlement, insurance and third parties contributed $0.9 million to Armstrong.

(11)	Federal Income Taxes

The Internal Revenue Service issued its latest determination letter on November 25, 2003, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from federal income taxes. The Plan has been amended since receiving the determination letter. In the opinion of the Plan administrator and the Plan’s qualified tax adviser, the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

(12)	Master Trust Agreement

The Plan established a Master Trust Agreement with Fidelity Management Trust Company whereby the Plan assets held by Fidelity Management Trust Company are commingled and invested with the assets of the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. and the Bonus Replacement Retirement Plan of Armstrong World Industries, Inc. Separate accounting for each plan under the Master Trust Agreement is maintained. The Plan has an undivided interest in the assets of this trust, and ownership is represented by proportionate dollar interest. The following summarizes the financial information of the Master Trust at September 30, 2005 and 2004:

	September 30, 2005		September 30, 2004
	Cost	Fair Value	Cost	Fair Value
Cash equivalents	—	—	$16,393,451	$16,393,451
Armstrong Holdings, Inc. Common Stock	$16,174,886	$2,837,286	19,508,337	2,229,586
Investments in registered investment companies	206,947,164	245,373,550	203,074,009	224,294,408
Investment in common/collective trusts	191,435,074	191,435,074	176,765,160	176,765,160
Participant loans	7,406,606	7,406,606	6,833,600	6,833,600

Total investments in Master Trust	$421,963,730	$447,052,516	$422,574,557	$426,516,205

Plan’s interest in Master Trust	$332,413,184	$358,921,995	$328,363,442	$337,868,650
Plan’s percentage in Master Trust	78.8%	80.3%	77.7%	79.2%

During 2005 and 2004, the Master Trust’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	2005	2004
Net appreciation in Master Trust	$25,695,225	$19,328,569
Allocated net appreciation in Master Trust	21,653,521	16,599,959

During 2005 and 2004, interest and dividends in the Master Trust were as follows:

	2005	2004
Interest and dividends in Master Trust	$12,476,679	$11,091,955
Allocated interest and dividends from investment in Master Trust	9,697,606	8,471,044

All of the above information was certified as complete and accurate by Fidelity Management Trust Company at September 30, 2005 and 2004 and for the years then ended.

(13)	Chapter 11 Reorganization of Armstrong

Plan of Reorganization and Disclosure Statement

On November 4, 2002, Armstrong filed a Plan of Reorganization with the United States Bankruptcy Court for the District of Delaware (“the Bankruptcy Court”). Subsequently, Armstrong filed several amendments to the plan, along with various exhibits. The Fourth Amended Plan of Reorganization, with certain exhibits, was filed on May 23, 2003 and, as so amended and as modified by modifications filed with the Bankruptcy Court on October 17, 2003, November 10, 2003 and December 3, 2004, it is referred to in this report as the “POR.”

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

In connection with the vote of creditors on the POR, Armstrong was required to prepare a disclosure statement concerning its business and the POR, including certain projected financial information assuming an Effective Date of the POR as July 1, 2003, intended to demonstrate to the Bankruptcy Court the feasibility of the POR and Armstrong’s ability to continue operations upon its emergence from Chapter 11. On May 30, 2003, the Bankruptcy Court approved the disclosure statement for distribution to parties in interest in the Chapter 11 Case. The projected financial information included in the disclosure statement was updated in certain respects by information submitted to the Bankruptcy Court in connection with the Bankruptcy Court’s November 2003 hearing on confirmation of the POR. The projected financial information was prepared for the limited purposes of consideration by the Bankruptcy Court, creditors and other parties in interest in the Chapter 11 Case of matters pertinent to the case. As indicated in the disclosure statement, the projected financial information and various estimates of value therein provided should not be regarded as representations or warranties by Armstrong or any other person. There is no assurance that any such projection or valuation will be realized. The projected financial information and estimates of value were prepared by Armstrong and its financial advisors and have not been audited or reviewed by independent accountants. The projections will not be updated on an ongoing basis. At the time they were prepared in 2003, the projections reflected numerous assumptions concerning reorganized Armstrong’s anticipated future performance and with respect to prevailing and anticipated market and economic conditions, which were and remain beyond our control and which may not materialize. Projections are inherently subject to significant and numerous uncertainties and to a wide variety of significant business, economic and competitive risks and the assumptions underlying the projections may be wrong in a material respect. Actual results may vary significantly from those contemplated by the projections.

During 2003, the POR was submitted for a vote by Armstrong’s creditors for its approval. It was approved by each creditor class that was entitled to vote on the POR except the class of unsecured creditors. On November 17 and 18, 2003, the Bankruptcy Court held a hearing on confirmation of the Plan and on December 19, 2003, issued proposed findings of fact and conclusions of law and a proposed order confirming the POR, notwithstanding the rejection of the POR by the class of unsecured creditors. On December 29, 2003, the Unsecured Creditors’ Committee filed an objection to the Bankruptcy Court’s proposed findings of fact and conclusions of law and the proposed order of confirmation of the POR.

In order for a plan of reorganization to be confirmed, the U.S. District Court must also issue findings of fact and conclusions of law in support of confirmation of the plan of reorganization, enter or affirm an order confirming the plan of reorganization and issue the “524(g) injunction” which is part of the plan of reorganization. Following procedural delays concerning the status of the prior U.S. District Court judge on Armstrong’s Chapter 11 Case, the Armstrong case was assigned to U.S. District Court Judge Eduardo C. Robreno in June 2004. A hearing was held before Judge Robreno on December 15, 2004 to consider the objections to confirmation of the POR. On February 23, 2005, Judge Robreno ruled that the POR could not be confirmed . In the court’s decision, the Judge found that, because the class of unsecured creditors voted to reject the POR, the distribution of warrants to existing equity holders under the POR violated the absolute priority rule.

Armstrong filed a Notice of Appeal to the United States Court of Appeals for the Third Circuit on March 4, 2005.

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Notes to Financial Statements, (Continued)

Recent Developments and Next Steps in the Chapter 11 Process

On December 29, 2005, the U.S. Court of Appeals affirmed the District Court’s decision to deny confirmation of the POR.

At a status conference before Judge Robreno on February 3, 2006, Armstrong and the court-authorized representatives of Armstrong’s creditors and claimants advised the Court that they had agreed on a proposed schedule for a confirmation hearing on a modified POR which would eliminate the provisions regarding distributions of warrants to existing Armstrong equity holders. Under the modified POR, existing AHI equity holders would receive no distribution and their equity interests would be cancelled. Following the conference, Judge Robreno signed an order that established such a schedule for a U.S. District Court confirmation hearing on the modified POR. The schedule calls for the confirmation hearing to commence on May 23, 2006. At that hearing, the Court will hear testimony and review other evidence relating to the Unsecured Creditors Committee’s objection that the modified POR unfairly discriminates against the unsecured Creditors, based on the size of the present and future asbestos liability implied by the modified POR. Armstrong filed the modified POR with the Court on February 21, 2006. Armstrong is also monitoring a proposed asbestos claims litigation reform bill in Congress. Armstrong is unable to predict whether the modified POR will be confirmed or when Armstrong would emerge from Chapter 11.

AHI Dissolution

Upon implementation of the POR, all current stock of Armstrong would be cancelled and AHI would no longer have any ownership interest in reorganized Armstrong. Since the POR as modified on February 21, 2006 no longer provides for warrants of reorganized Armstrong to go to AHI, it is expected that AHI will then have no material assets to be distributed to AHI shareholders, and will dissolve. The POR provides that Armstrong would pay the costs incurred in connection with administering AHI’s dissolution.

Common Stock

As a result of Armstrong filing the POR on November 4, 2002, the New York Stock Exchange stopped trading on the Exchange of the common stock of Armstrong Holdings, Inc. (traded under the ticker symbol “ACK”). Armstrong Holdings, Inc.’s common stock resumed trading in the over-the-counter (OTC) Bulletin Board under the ticker symbol “ACKHQ.”

Conclusion

Armstrong is unable to predict whether the modified POR will be confirmed or when Armstrong would emerge from Chapter 11. Therefore, the timing and terms of a resolution of the Chapter 11 Case remain uncertain.

(14)	Subsequent Events

Armstrong World Industries, Inc. salaried non-production employees hired before January 1, 2005 who do not meet certain age and service requirements will discontinue accruing benefits under Armstrong’s Retirement Income Plan and become eligible for the enhanced company match, effective March 1, 2006.

THE SAVINGS AND INVESTMENT PLAN OF

ARMSTRONG WORLD INDUSTRIES, INC.

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

September 30, 2005

Description of Investment	Cost	Fair Value
* Allocated Armstrong Holdings, Inc. Common Stock	$85,803,083	$4,443,183
Investments in Master Trust	332,413,184	358,921,995

*	Party In Interest

See Report of Independent Registered Public Accounting Firm